Koor Industries Limited
                                                      (An Israeli Corporation)

Interim Consolidated Financial Statements as at March 31, 2002
-------------------------------------------------------------------------------


Contents


                                                                         Page


Review Report of Interim Consolidated Financial Statements                  2


Interim Consolidated Financial Statements:

Balance Sheets                                                            3-4

Statements of Income                                                        5

Statements of Shareholders' Equity                                        6-8

Statements of Cash Flows                                                 9-13

Notes to the Financial Statements                                       14-20





The Board of Directors
Koor Industries Limited

Review report of unaudited interim consolidated financial statements for the three month period ended March 31, 2002

At your request, we have reviewed the interim consolidated balance sheet of Koor Industries Limited and its subsidiaries as at March 31, 2002, the related consolidated statements of income, the statement of shareholders' equity and the consolidated statements of cash flows for the three month period then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries, whose assets as at March 31, 2002 constitute 50% of the total consolidated assets and whose revenues for the three months then ended constitute 50% of the total consolidated revenues, have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at March 31, 2002 totaled approximately NIS 189 million, and the equity of Koor in their losses for the three months then ended totaled approximately NIS 1 million, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Israel.

We draw attention to Note 5A to the consolidated financial statements regarding an investigation, which is being conducted by the Commissioner of Restrictive Trade Practices, concerning the alleged coordination of operations within the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd.


Somekh Chaikin
Certified Public Accountants (Isr.)

May 27, 2002







Consolidated Balance Sheets
------------------------------------------------------------------------------------------------------------

In terms of NIS of March 2002

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                   March 31                December 31            March 31
                                                           2002               2001                2001                2002
                                                       ----------------------------      -------------
                                                              Unaudited                         Audited          Unaudited
                                                                      NIS thousands                           US$ thousands
                                                       ------------------------------------------------       -------------

Assets

Current assets
Cash and cash equivalents                                 599,300            763,425           824,033            128,385
Short-term deposits and investments                       560,514            679,851           617,402            120,076
Trade receivables                                       2,279,027          2,760,577         2,158,623            488,223
Other accounts receivable                                 882,821            574,063           557,662            189,122
Assets designated for sale                                 42,806                  -           272,266              9,170
Inventories and work in progress,
net of customer advances                                1,825,992          1,845,710         1,797,980            391,172
                                                       ------------------------------------------------------------------
Total current assets                                    6,190,460          6,623,626         6,227,966          1,326,148
                                                       ------------------------------------------------------------------

Investments and long-term
 receivables
Investments in affiliates                               1,309,228          2,547,825         1,382,346            280,469
Other investments and receivables                       1,122,270          1,268,841         1,111,921            240,418
                                                       ------------------------------------------------------------------
                                                        2,431,498          3,816,666         2,494,267            520,887
                                                       ------------------------------------------------------------------
Fixed assets
Cost                                                    6,007,176          7,202,315         5,834,822          1,286,884
Less - accumulated depreciation                         2,877,085          3,739,469         2,776,053            616,342
                                                       ------------------------------------------------------------------
                                                        3,130,091          3,462,846         3,058,769            670,542
                                                       ------------------------------------------------------------------
Intangible assets and deferred
 expenses after amortization                            1,466,131         *1,401,608         1,406,472            314,081
                                                       ------------------------------------------------------------------


*  Reclassified


                                                       ------------------------------------------------------------------
                                                       13,218,180         15,304,746        13,187,474          2,831,658
                                                       ==================================================================


                                                                                                   Koor Industries Limited
                                                                                                   (An Israeli Corporation)

---------------------------------------------------------------------------------------------------------------------------

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                   March 31                December 31            March 31
                                                           2002               2001                2001                2002
                                                       ----------------------------      -------------
                                                              Unaudited                         Audited          Unaudited
                                                                      NIS thousands                           US$ thousands
                                                       ------------------------------------------------       -------------


Liabilities and Shareholders' Equity

Current Liabilities
Credit from banks and others                            1,804,555          3,091,985         1,774,837            386,580
Trade payables                                          1,331,545          1,439,794         1,311,396            285,250
Other payables                                          1,085,446          1,328,665         1,033,057            232,529
Customer advances, net of work in
 progress                                                 267,898            283,694           286,497             57,390
                                                       ------------------------------------------------------------------
Total current liabilities                               4,489,444          6,144,138         4,405,787            961,749
                                                       ------------------------------------------------------------------

Long-term liabilities Net of current maturities:
Bank loans                                              4,201,777          3,576,429         4,426,726            900,124
Other loans                                               104,376            135,858           105,752             22,360
Debentures                                                      -             25,165                 -                  -
Convertible debentures                                    449,127             66,326           302,047             96,214
Customer advances                                          54,457             90,153            70,785             11,666
Deferred taxes                                            161,041           *185,646           189,154             34,499
Liability for employee severance
 benefits, net                                            208,745            272,490           196,184             44,718
Unguaranteed deficiency in
 shareholders' equity of subsidiary                             -            (71,582)                -                  -
                                                       ------------------------------------------------------------------
Total long-term liabilities                             5,179,523          4,280,485         5,290,648          1,109,581
                                                       ------------------------------------------------------------------

Liability for acquisition of
 subsidiaries' shares                                           -             92,291                 -                  -
                                                       ------------------------------------------------------------------
Minority Interest                                       1,408,046          1,176,488         1,339,838            301,638
                                                       ------------------------------------------------------------------
Shareholders' Equity                                    2,141,167          3,611,344         2,151,201            458,690
                                                       ------------------------------------------------------------------

                                                       ------------------------------------------------------------------

                                                       13,218,180         15,304,746        13,187,474          2,831,658
                                                       ==================================================================




                       -------------------------   ---------------------------
May 27, 2002
                            Jonathan Kolber                Yuval Yanai
                         CEO and Vice Chairman       Executive Vice President
                       of the Board of Directors             and CFO





                                                                                     Koor Industries Limited
                                                                                     (An Israeli Company)
Consolidated Statements of Income
--------------------------------------------------------------------------------------------------------------------------

In terms of NIS of March 2002

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 1B)
                                                                                                  Year       Three months
                                                                                                 ended              ended
                                                        Three months ended March 31        December 31           March 31
                                                          2002              *2001                 2001               2001
                                                              Unaudited                        Audited          Unaudited
                                                                     NIS thousands                           US$ thousands
                                                       -------------------------------------------------------------------

Income from sales and services                          1,913,535          1,849,265         7,311,749            409,926
Cost of sales and services                              1,415,575          1,479,118       **5,647,156            303,251
                                                       ------------------------------------------------------------------
Gross profit                                              497,960            370,147         1,664,593            106,675
Selling and marketing expenses                            185,616            197,541         **799,898             39,763
General and administrative expenses                       109,830            131,672           513,543             23,528
                                                       ------------------------------------------------------------------
Operating income                                          202,514             40,934           351,152             43,384
Finance expenses, net                                     142,742            160,905           423,649             30,579
                                                       ------------------------------------------------------------------
                                                           59,772           (119,971)          (72,497)            12,805
Other expenses, net                                       (13,904)          (201,219)         (610,007)            (2,979)
Transfer to statement of income of
 translation differences of autonomous
 investee in voluntary liquidation                       (382,957)                 -                 -            (82,039)
                                                       ------------------------------------------------------------------
Loss before taxes on income                              (337,089)          (321,190)         (682,504)           (72,213)
Taxes on income                                            46,684             15,043            38,040             10,001
                                                       ------------------------------------------------------------------
                                                         (383,773)          (336,233)         (720,544)           (82,214)
Group equity in the operating results
 of affiliates, net                                        77,653            654,357         1,856,025             16,635
                                                       ------------------------------------------------------------------
                                                         (461,426)          (990,590)       (2,576,569)           (98,849)
Minority interest in subsidiaries, net                    (29,396)             9,238             8,197             (6,297)
                                                       ------------------------------------------------------------------
Loss from continuing operations                          (490,822)          (981,352)       (2,568,372)          (105,146)
Results of discontinued operations, net                         -            (16,065)          (28,683)                 -
                                                       ------------------------------------------------------------------
Net loss for the period                                  (490,822)          (997,417)       (2,597,055)          (105,146)
                                                       ==================================================================


                                                               NIS                NIS               NIS                US$
                                                       ------------------------------------------------------------------

Loss per NIS 1 par value of the ordinary share
  capital:
Continuing operations                                     (32,342)           (64,596)         (169,100)            (6,928)
Discontinued operations                                         -             (1,057)           (1,889)                 -
                                                       ------------------------------------------------------------------
                                                          (32,342)           (65,653)         (170,989)            (6,928)
                                                       ==================================================================
*    Restated
**  Reclassified

The accompanying notes are an integral part of the financial statements.





                                                                                     Koor Industries Limited
                                                                                        (An Israeli Company)

Statement of Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of March 2002
                                                                                                                Company
                                                                                                            shares held by
                                                                Number of                                     the company
                                                                ordinary          Share        Capital            and
                                                                shares (1)       capital       reserves       subsidiaries
                                                             -----------------------------------------------------------------
                                                                                                                 NIS thousands
                                                                             -------------------------------------------------

Balance as at January 1, 2002 (Audited)                       15,168,884         553,043       2,511,993        (266,921)

Changes during the three months ended
 March 31, 2002 (Unaudited):
Net loss for the period                                                -               -               -               -
Exercise of stock options to employees                             4,493               -               -               -
Cumulative foreign currency translation adjustments                    -               -               -               -
Transfer to statement of income of translation
 differences of autonomous investee in voluntary
 liquidation                                                           -               -               -               -
                                                             -----------------------------------------------------------------
Balance as at March 31, 2002 (Unaudited)                      15,173,377         553,043       2,511,993        (266,921)
                                                             =================================================================
Balance as at January 1, 2001 (Audited)                       15,192,379         553,043       2,511,849        (266,921)

Changes during the three months ended
 March 31, 2001(Unaudited):
Net loss for the period                                                -               -               -               -
Exercise of stock options granted to Israeli banks                     -              *-             117               -
Cumulative foreign currency translation adjustments                    -               -               -               -
                                                             -----------------------------------------------------------------
Balance as at March 31, 2001 (Unaudited)                      15,192,379         553,043       2,511,966        (266,921)
                                                             =================================================================




In terms of NIS of March 2002 - Cont'd.
                                                          Cumulative
                                                           foreign
                                                           currency          Retained        Total
                                                          translation         (loss)     Shareholders'
                                                           adjustments       earnings       Equity
                                                          --------------------------------------------

                                                          --------------------------------------------

Balance as at January 1, 2002 (Audited)                     (410,411)       (236,503)      2,151,201

Changes during the three months ended
 March 31, 2002 (Unaudited):
Net loss for the period                                            -        (490,822)       (490,822)
Exercise of stock options to employees                             -               -               -
Cumulative foreign currency translation adjustments           97,831               -          97,831
Transfer to statement of income of translation
 differences of autonomous investee in voluntary
 liquidation                                                 382,957               -         382,957
                                                          --------------------------------------------
Balance as at March 31, 2002 (Unaudited)                      70,377        (727,325)      2,141,167
                                                          ============================================
Balance as at January 1, 2001 (Audited)                     (688,231)      2,360,552       4,470,292

Changes during the three months ended
 March 31, 2001(Unaudited):
Net loss for the period                                            -        (997,417)       (997,417)
Exercise of stock options granted to Israeli banks                 -               -             117
Cumulative foreign currency translation adjustments          138,352               -         138,352
                                                          --------------------------------------------
Balance as at March 31, 2001 (Unaudited)                    (549,879)      1,363,135       3,611,344
                                                          ============================================



*    Represents an amount lower than NIS 1,000.
(1)  Net of holding by the Company and subsidiaries.


The accompanying notes are an integral part of the financial statements.



                                                                                     Koor Industries Limited
                                                                                        (An Israeli Company)

Statement of Shareholders' Equity (cont'd)
---------------------------------------------------------------------------------------------------------------------------------
In terms of NIS of March 2002


                                                                                                          Company
                                                       Number of                                          shares
                                                       ordinary           Share         Capital           held by
                                                       shares(1)         capital        reserves       subsidiaries
                                                    ------------------------------------------------------------------
                                                                                                      NIS thousands
                                                                       -----------------------------------------------

Balance as at January 1, 2001 (Audited)                15,192,379         553,043       2,511,849        (266,921)

Changes during 2001 (Audited):
Net loss for the year                                           -               -               -               -
Exercise of stock options granted to Israeli banks              -               *             144               -
Expiring options granted to Israeli banks                 (23,495)              -               -               -
Cumulative foreign currency
 translation adjustments, net                                   -               -               -               -
                                                    ------------------------------------------------------------------
Balance as at December 31, 2001 (Audited)              15,168,884         553,043       2,511,993        (266,921)
                                                    ==================================================================




In terms of NIS of March 2002 - contd.

                                                            Cumulative
                                                             foreign
                                                             currency                       Total
                                                            translation     Retained     Shareholders'
                                                            adjustments       loss          Equity
                                                           -------------------------------------------
                                                            NIS thousands
                                                           -------------------------------------------

Balance as at January 1, 2001 (Audited)                      (688,231)      2,360,552       4,470,292

Changes during 2001 (Audited):
Net loss for the year                                               -      (2,597,055)     (2,597,055)
Exercise of stock options granted to Israeli banks                  -               -             144
Expiring options granted to Israeli banks                           -               -               -
Cumulative foreign currency
 translation adjustments, net                                 277,820               -         277,820
                                                           -------------------------------------------
Balance as at December 31, 2001 (Audited)                    (410,411)       (236,503)      2,151,201
                                                           ===========================================


*   Represents an amount lower than NIS 1,000.
(1) Net of holding by the Company and subsidiaries.



The accompanying notes are an integral part of the financial statements.


                                                                                     Koor Industries Limited
                                                                                        (An Israeli Company)

Statement of Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

Convenience translation into US dollars (Note 1B)

                                                                                                                Company
                                                                                                             shares held by
                                                                                                              the company
                                                                                 Share          Capital           and
                                                                                capital        reserves       subsidiaries
                                                                              ------------------------------------------------
                                                                              Convenience translation (Note 1B) - US$ thousands
                                                                              ------------------------------------------------

Balance as at January 1, 2002 (Audited)                                          118,475         538,130         (57,181)

Changes during the three months ended
 March 31, 2002 (Unaudited) :
Net loss for the period                                                                -               -               -
Foreign currency translation adjustments                                               -               -               -
Transfer to statement of operations of
 translation differences of autonomous investee
 in voluntary liquidation                                                              -               -               -
                                                                              ------------------------------------------------
Balance as at March 31, 2002 (Unaudited)                                         118,475         538,130         (57,181)

                                                                              ================================================



Convenience translation into US dollars (Note 1B) - contd.

                                                                              Cumulative
                                                                               foreign
                                                                               currency                        Total
                                                                              translation      Retained     Shareholders'
                                                                              adjustments        loss          equity
                                                                             ---------------------------------------------

                                                                             ---------------------------------------------

Balance as at January 1, 2002 (Audited)                                         (87,920)        (50,665)        460,839

Changes during the three months ended
 March 31, 2002 (Unaudited) :
Net loss for the period                                                               -        (105,146)       (105,146)
Foreign currency translation adjustments                                         20,958               -          20,958
Transfer to statement of operations of
 translation differences of autonomous investee
 in voluntary liquidation                                                        82,039               -          82,039
                                                                             ---------------------------------------------
Balance as at March 31, 2002 (Unaudited)                                         15,077        (155,811)        458,690

                                                                             =============================================

* Represents an amount lower than NIS 1,000.







The accompanying notes are an integral part of the financial statements.


                                                                                     Koor Industries Limited
                                                                                        (An Israeli Company)

------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows

In terms of NIS of March 2002
                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 1B)
                                                                                                               ---------------
                                                                                                    Year          Three months
                                                                                                   ended               ended
                                                             Three months ended March 31         December 31         March 31
                                                               2002              2001                2001              2002
                                                                    Unaudited                      Audited          Unaudited
                                                           ---------------------------------------------------------------------
                                                                         NIS thousands                           US$ thousands
                                                           ---------------------------------------------------------------------

Cash flows generated by operating activities
Net loss for the period                                      (490,822)          (997,417)        (2,597,055)         (105,146)
Adjustments to reconcile net income to
 net cash flows generated by
 operating activities (a)                                     422,836            852,272          3,033,044            90,582
                                                           ---------------------------------------------------------------------
Net cash (outflow) inflow
 generated by operating activities                            (67,986)          (145,145)           435,989           (14,564)
                                                           ---------------------------------------------------------------------
Cash flows generated by investing activities:
Purchase of fixed assets                                      (72,867)          (183,261)          (451,549)          (15,610)
Investment grants in respect of fixed assets                      532              2,304             40,729               114
Investments in intangible assets
 and deferred charges                                         (30,403)          (433,699)          (563,864)           (6,513)
Additional investment in subsidiaries                          (2,805)           (14,302)           (65,721)             (601)
Investments in affiliates                                        (242)            (2,563)           (45,329)              (52)
Investment in loans to affiliates                                   -               (422)            (1,476)                -
Repayment of loans from affiliates                                227                 11                313                49
Proceeds from realization of investments in
 formerly consolidated subsidiaries, net of
 cash in those subsidiaries at the time they
 ceased being consolidated (b)                                      -             (1,513)          (139,224)                -
Proceeds from realization of activities (c)                         -                  -             34,659                 -
Purchase of consolidated companies' shares
 by their consolidated companies                                    -                  -            (67,534)                -
Proceeds from sale of activities in
 previous year                                                  5,096             24,452                  -             1,092
Proceeds from disposal of investments
 in investees                                                  28,475                  -            201,677             6,100
Proceeds from sale of fixed assets                             33,667              5,841             79,581             7,212
Investment in venture capital companies                       (25,023)           (83,423)          (150,512)           (5,361)
Decrease in other investments                                  12,041              1,650             15,998             2,579
Change in short term deposits
 and investments, net                                          64,775            (19,646)            51,157            13,877
                                                           ---------------------------------------------------------------------
Net cash inflow (outflow)
 generated by investing activities                             13,473           (704,571)        (1,061,095)            2,886
                                                           ---------------------------------------------------------------------



The accompanying notes are an integral part of the financial statements.


                                                                                     Koor Industries Limited
                                                                                        (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------

In terms of NIS of March 2002

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 1B)
                                                                                                               ---------------
                                                                                                    Year          Three months
                                                                                                   ended               ended
                                                             Three months ended March 31         December 31         March 31
                                                               2002              2001                2001              2002
                                                                    Unaudited                      Audited          Unaudited
                                                           ---------------------------------------------------------------------
                                                                         NIS thousands                           US$ thousands
                                                           ---------------------------------------------------------------------

Cash flows generated by financing activities:
Proceeds from exercise of stock options
 granted to Israeli banks                                           -                117                144                 -
Dividend paid to minority in subsidiaries                      (6,611)            (2,925)           (21,477)           (1,416)
Issuance of shares to minority in subsidiaries                  1,312             11,335             56,568               281
Issued of preferred shares to minority interest
 of subsidiary                                                      -             37,113             59,593                 -
Payment of suppliers' credit for the purchase
 of intangible assets and deferred expenses                   (10,736)                 -                  -            (2,300)
Issuance of convertible debentures in
 subsidiary                                                   136,814                  -            252,225            29,309
Proceeds from long-term loans and other
 long-term liabilities                                        115,799            489,420          2,624,743            24,807
Repayment of long-term loans, debentures
 and other long-term liabilities                             (369,939)           (34,994)        (1,882,078)          (79,250)
Change in credit from banks and others, net                   (56,556)            75,960           (701,886)          (12,116)
                                                           ---------------------------------------------------------------------
Net cash inflow (outflow)
generated by financing activities                            (189,917)           576,026            387,832           (40,685)
                                                           ---------------------------------------------------------------------
Translation differences in respect of cash
 balances of autonomous foreign investees                      19,697             31,172             55,364             4,220
                                                           ---------------------------------------------------------------------
Decrease in cash and cash equivalents                        (224,733)          (242,518)          (181,910)          (48,143)
Balance of cash and cash equivalents at
 beginning of period                                          824,033          1,005,943          1,005,943           176,528
                                                           ---------------------------------------------------------------------
Balance of cash and cash equivalents at
 end of period                                                599,300            763,425            824,033           128,385
                                                           =====================================================================





The accompanying notes are an integral part of the financial statements.


                                                                                     Koor Industries Limited
                                                                                        (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------

In terms of NIS of March 2002

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 1B)
                                                                                                               ---------------
                                                                                                    Year          Three months
                                                                                                   ended               ended
                                                             Three months ended March 31         December 31         March 31
                                                               2002              2001                2001              2002
                                                                    Unaudited                      Audited          Unaudited
                                                           ---------------------------------------------------------------------
                                                                         NIS thousands                           US$ thousands
                                                           ---------------------------------------------------------------------

A.  Adjustments to reconcile net income to
    net cash generated by operating activities:

Income and expenses not involving cash flows:

Minority interest in subsidiaries, net                         29,396             (9,937)            (8,896)            6,297
Equity in the excess of losses over
 earnings of affiliated companies                              77,653            654,357          1,856,025            16,635
Depreciation and amortization                                 100,764             98,636            408,764            21,586
Deferred taxes                                                (45,704)           (28,449)           (36,474)           (9,791)
Increase (decrease) in liability for
 employee severance benefits, net                               8,031            (32,967)          (109,184)            1,721
Capital losses (gains), net:
 Fixed assets                                                 (28,468)               110              5,962            (6,098)
 Investment in formerly consolidated subsidiaries                   -             (3,488)             5,671                 -
 Realization of activities                                          -                  -             27,101                 -
 Investments in investee companies                                  -              1,100             52,521                 -
 Adjustments from the translation of
  translation differences of autonomous
  investee in voluntary liquidation                           382,957                  -                  -            82,039
Inflationary erosion of principal of
 long-term loans and other long-term liabilities               41,317             75,257            130,797             8,851
Inflationary erosion of principal of credit
 from banks and others                                          5,617              9,211              7,339             1,203
Inflationary erosion of value of investments,
 deposits and loans receivable                                (12,637)           (11,479)           (31,860)           (2,707)
Changes in value of assets and investments                     12,142            122,378            175,730             2,601
                                                           ---------------------------------------------------------------------
                                                              571,068            874,729          2,483,496           122,337
                                                           ---------------------------------------------------------------------
Changes in operating assets and liability items:
Decrease (increase) in trade receivables and
 other accounts receivable after taking into
 account non-current receivables)                            (115,709)            16,127            654,102           (24,788)
Increase in inventories, works in progress
 and customer advances (including long-term
 customer advances and deposits)                              (27,559)           (19,813)           (31,749)           (5,904)
Decrease in trade payable and other payables                   (4,964)           (18,771)           (72,805)           (1,063)
                                                           ---------------------------------------------------------------------
                                                             (148,232)           (22,457)           549,548           (31,755)
                                                           ---------------------------------------------------------------------
                                                              422,836            852,272          3,033,044            90,582
                                                           =====================================================================

The accompanying notes are an integral part of the financial statements.



                                                                                     Koor Industries Limited
                                                                                        (An Israeli Company)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------

In terms of NIS of March 2002

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 1B)
                                                                                                               ---------------
                                                                                                    Year          Three months
                                                                                                   ended               ended
                                                             Three months ended March 31         December 31         March 31
                                                               2002              2001                2001              2002
                                                                    Unaudited                      Audited          Unaudited
                                                           ---------------------------------------------------------------------
                                                                         NIS thousands                           US$ thousands
                                                           ---------------------------------------------------------------------

B.  Proceeds from realization of
    investments in formerly
    consolidated subsidiaries, net of
    cash in those subsidiaries at the
    time they ceased being consolidated:

Assets and liabilities of formerly consolidated subsidiaries at the time they ceased being consolidated:

Working capital deficiency, excluding
 cash and cash equivalents                                          -             (5,048)          (248,380)                -
Fixed assets and investments                                        -              2,771             27,124                 -
Long-term liabilities                                               -                (83)           (52,774)                -
Minority interest in subsidiary as at
 date of sale                                                       -               (411)           (58,306)                -
Investments in affiliated companies, net                            -                  -             (2,256)                -
Consideration not yet received from
 consolidation of companies                                         -             (2,230)           (12,507)                -
Proficiency in capital of subsidiary without
 guarantee                                                          -                  -            213,546                 -
Capital gain (loss) on sale of investments
 in subsidiaries                                                    -              3,488             (5,671)                -
                                                           ---------------------------------------------------------------------
                                                                    -             (1,513)          (139,224)                -
                                                           =====================================================================

C.   Proceeds from realization of activities

Working capital surplus excluding cash
 and cash equivalents                                               -                  -              3,565                 -
Fixed assets                                                        -                  -             66,777                 -
Realization proceeds receivable                                     -                  -             (8,582)                -
Capital loss from realization of activities                         -                  -            (27,101)                -
                                                           ---------------------------------------------------------------------
                                                                    -                  -             34,659                 -
                                                           =====================================================================


The accompanying notes are an integral part of the financial statements.



                                                                                     Koor Industries Limited
                                                                                        (An Israeli Company)

------------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------

In terms of NIS of March 2002

                                                                                                                   Convenience
                                                                                                                   translation
                                                                                                                     (Note 1B)
                                                                                                               ---------------
                                                                                                    Year          Three months
                                                                                                   ended               ended
                                                             Three months ended March 31         December 31         March 31
                                                               2002              2001                2001              2002
                                                                    Unaudited                      Audited          Unaudited
                                                           ---------------------------------------------------------------------
                                                                         NIS thousands                           US$ thousands
                                                           ---------------------------------------------------------------------

D.   Non-cash operations:

Purchase of fixed assets                                            -             29,882             24,571                 -
                                                           =====================================================================
Purchase of other assets                                       23,359             55,550                  -             5,004
                                                           =====================================================================
Proceeds from sale of fixed assets, investees
 and in formerly consolidated subsidiaries                    271,130              8,528             47,014            58,083
                                                           =====================================================================
Receipt of investment grant                                         -             15,305                  -                 -
                                                           =====================================================================
Investments in subsidiaries                                         -                  -              2,726                 -
                                                           =====================================================================
Investment in Venture Capital                                       -              1,314                  -                 -
                                                           =====================================================================
Proposed dividend to minority shareholders                          -                  -              5,579                 -
                                                           =====================================================================



The accompanying notes are an integral part of the financial statements.


                                                       Koor Industries Limited
                                                       (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 1 - General

         A. These financial statements are as at March 31, 2002 and for the three-month period then ended. They should be read in conjunction with the audited annual financial statements of the Company as at December 31, 2001 and their accompanying notes.

         B. The adjusted interim financial statements as at March 31, 2002, and for the three months then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.668). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.



Note 2 - Principal accounting policies

         A. The accounting policies applied in these interim financial statements are consistent with those applied in the financial statements as at December 31, 2001. The interim financial statements were prepared in compliance with generally accepted accounting principles, applied as necessary in the preparation of financial statements for interim periods.


         B. Influence of new accounting standards prior to their application

                  Accounting Standard No. 12 - Discontinuance of adjusting financial statements for inflation. According to this standard, the adjustment of financial statements will commence starting January 1, 2003.

                  Until December 31, 2002, the Company will continue to prepare adjusted financial statements in accordance with Opinion 36 of the ICPAI. The adjusted amounts included in the financial statements as at December 31, 2002 will serve as the starting point for nominal reporting starting from January 1, 2003. The standard could influence the reported results of the Company. The extent depends on the rate of inflation and the financing resources of the Company.

                  Accounting Standard No. 13 - The effects of changes in foreign exchange rates. The standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations, for the purpose of their integration in the financial statements of the reporting corporation.

                  The standard supersedes the provisions of Clarifications 8 and 9 to Opinion 36, which will be voided when Accounting Standard No. 12, referred to above, takes effect. This Standard will apply to financial statements for periods starting after January 1, 2003.


Note 3 - Financial statements in adjusted values

         The financial statements are prepared on the basis of the historical cost convention, adjusted for changes in the general purchasing power of the Israeli currency (New Israeli Shekel - "NIS") based on the changes in the Israeli consumer price index
         (CPI).

         Comparative data in the statements were adjusted to the NIS of March 2002.

         Below is data regarding the CPI and the US dollar exchange rate:

                                                   Israeli      Exchange rate
                                                       CPI      of one dollar
                                               ------------------------------
                                                    Points                NIS
                                               ------------------------------

         As at March 31, 2002                       174.95              4.668
         As at March 31, 2001                       167.71              4.192
         As at December 31, 2001                    170.91              4.416


                                               Change in %        Change in %
                                               ------------------------------
         Three months ended March 31, 2002            2.36                5.7
         Three months ended March 31, 2001           (0.48)               3.7
         Year ended December 31, 2001                 1.40                9.3



Note 4 - Details Concerning Investee Companies and Divestiture

         A.       ECI Telecom Ltd. ("ECI") - an affiliated company

         1. In 2000, ECI's Board of Directors approved the recommendation of ECI's management to split into five additional companies which would operate in the following different sectors: access products (Inovia), transmission systems (Enavis), optical fiber networks (Lightscape), advanced telephony solutions (NGTS) and wireless communications (Innowave).

                  On January 1, 2001, five subsidiaries were established, each taking with it the relevant employees. These companies are operating as branches of ECI until transfer of the assets (including intangible assets) and liabilities to their legal ownership. Transfer of the holding in these subsidiaries of ECI's shareholders was postponed, mainly due to the slowdown in the global telecommunications market and the decrease in demand for ECI's products.


Note 4 - Details Concerning Investee Companies and Divestiture (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

         2. As a result of the updated revenues forecast, and a drop in demand for Innowave's products, Innowave commissioned a fair valuation of its intangible assets. As a result of this, ECI recorded in its financial statements, during the quarter, a loss of approximately 53 million dollars, for impairment of intangible assets.

         3. During the quarter, ECI made an early repayment of a long-term loan from banks, in the amount of about 50 million dollars.

         4. During the quarter, ECI recorded a pre-tax capital gain of approximately 12 million dollars, from the sale of 8.5% of the share capital of ECtel. Following the sale and the exercise of employee stock options, ECI's holding in ECtel decreased to about 59%.

         5. On December 6, 2001, a private placement agreement was signed between ECI and a group of investors, whereby those investors would be allotted 12.5% of the share capital of ECI in consideration of approximately 49 million dollars. The transaction was closed in February 2002, after which Koor's holding in ECI decreased from 34.6% to 30.3%. Koor recorded a loss of NIS 69 million in its financial statements for 2001 in respect of this allotment.

                  As at March 31, 2002, the balance of Koor's investment in ECI is approximately NIS 1,070 million.

         6. In the second quarter of 2001, Koor's Board of Directors approved for Koor's management to extend a credit line to ECI until February 2003, should ECI be in need of such credit, up to the sum of 100 million dollars, on terms not inferior to market terms on the date of opening the credit line.

         7. In June 2001, class actions were filed in the name of various shareholders of ECI, against ECI and against some its officers: the former Chairman of the Board (who also serves as the CEO of Koor), the CEO and the former CFO. The claims were filed in the Federal Court in Virginia, USA, pursuant to the Securities Exchange Act of 1934, in the name of all the shareholders who bought shares in ECI between May 2, 2000 and February 14, 2001 ("the Buyers"). The plaintiffs alleged that ECI and the said officers defrauded the Buyers, made false representations and published misleading financial statements which harmed the Buyers. Based on their allegations the plaintiffs requested, inter alia, compensation for their damages, or alternatively, restitution of the amount of money they lost as a result of the decrease in the value of their shares.


Note 4 - Details Concerning Investee Companies and Divestiture (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

                  At the preliminary procedural hearing stage the Federal Court dismissed the claim against the former Chairman of the Board of the company, but approved the action as is against the other defendants, i.e. ECI and the other officers.

                  On May 20, 2002, an agreement in principle was reached which requires the approval of the Court, for dismissal of the class action. Under the agreement, a fund will be established by ECI's insurer, which will be used to cover the expenses for clearance and cancellation of the action. It was also agreed that the plaintiffs will cancel their claims against ECI's officers without any liability or wrongdoing being attributed to them.

         8. Some of the present and future liabilities of ECI to Israeli banks are secured by certain liens on assets and certain rights, as well as an unlimited negative pledge on the assets of ECI. As a condition for the extension of further credit by the banks and as a condition for the negative pledge terms, ECI undertook to comply with certain financial ratios, such as total shareholders' equity, equity to assets ratio, current ratio and operating income relative to liabilities, which will be in effect starting from the third quarter of 2002 subject to certain conditions. ECI is negotiating with the banks for a change in the financial ratios.


         B. Makhteshim - Agan Industries Ltd. ("M-A Industries") - a consolidated company

         1. On January 23, 2002 M-A Industries issued to investors, as part of a private placement, NIS 133,980,000 par value of debentures (series A) at NIS 1.015 per NIS 1 par value of debentures (series A), for a total consideration of approximately 29.5 million dollars. The terms of these debentures are the same for the debentures (series A) issued by M-A Industries under a prospectus in November 2001.

         2. In agreements concerning securitization in which M-A Industries and its consolidated companies contracted in October 2001 for the sale of customer debts to companies from the Bank of America Group, the balance of customer debts sold in cash as at the balance sheet date amounts to approximately 120 million dollars (December 31, 2001 - about 95.5 million dollars).

                  The expected maximum volume of the financial resources, which will extend to the purchasing companies for buying the customer debts of the consolidated companies, is about 150 million dollars, on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new debts.

Note 4 - Details Concerning Investee Companies and Divestiture (cont'd)

         B. Makhteshim - Agan Industries Ltd. ("M-A Industries") - a consolidated company (cont'd)

         3. During the accounting period, the severe economic crisis in Argentina continued. The peso was devalued further against the dollar by about 73.5% (from 1.7 pesos to the dollar on December 31, 2001 to 2.95 pesos to the dollar on the balance sheet date).

                  The management of M-A Industries estimates, taking into consideration a regulation published by the Government of Argentina, relating to customers debt stemming from sale of agricultural commodities, that the existing provisions in its books in respect of customers are sufficient, and no additional provisions were recorded during the account period.

4. M-A Industries and its consolidated companies in Brazil undertook to indemnify, on certain terms, financial institutions in respect of credit which customers of the consolidated companies received which was used to repay those customers' debts to the consolidated company. The amount of the undertaking to indemnify, as at the balance sheet date, is approximately 70 million dollars (December 31, 2001 - about 58 million dollars).


         C. Tadiran Ltd. (under voluntary liquidation) - a consolidated company

         1. On March 7, 2002, Tadiran's Board of Directors adopted a resolution for the voluntary liquidation of Tadiran and the appointment of a liquidator. As a result of the liquidation the capital reserve from cumulative foreign currency translation adjustments, of approximately NIS 383 million, which were created in Koor in respect of its investment in Tadiran, was transferred to the statement of income.

         2. In March 2002, a transaction was completed for the sale of a substantial share of the real estate assets of Tadiran to a group of investors headed by Denisra International Ltd. and Ranitech Ltd. The total consideration to be received during the second quarter of 2002, amounted to approximately NIS 271 million, and a capital gain of about NIS 31 million after tax was recorded in the first quarter of 2002


         D.       Koor Corporate Venture Capital - a consolidated partnership

         In the accounting period, Koor Corporate Venture Capital's management estimated that the value of the investments in several companies in the portfolio is lower than the cost of the investment, and therefore it decided to reduce the value of the investments in the portfolio companies by about NIS 12 million.


Note 5 - contingent liabilities and commitments

         A. During October 1997, near the date of the publication of a newspaper article containing details about alleged violations of the Restrictive Trade Practices Law, 1988 ("the Law") concerning price fixing and absence of alleged competition between Tadiran Telecommunications Ltd. ("TTL") and Telrad Networks Ltd. ("Telrad"), the Commissioner of Restrictive Trade Practices ("the Commissioner") investigated the offices of TTL, Telrad and the Company, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

                  On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority ("the Authority") had concluded the investigation into suspicions about restrictive arrangements between Koor, TTL, Telrad, Bezeq and Bezeqcall, relating to the supply of public switchboards for the commercial market and in the field of Network Termination Point.

                  On March 4, 2002, Tadiran Ltd. (which undertook to indemnify ECI for any loss it sustained as a result of the matters being investigated by the Commissioner) and Telrad (a wholly-controlled consolidated companies of Koor), received notice from the Authority that it was considering the possibility of bringing each of them to trial for breaking the law, in the matter of actions taken by each of them, according to the Authority, in various matters relating to the supply of public switchboards for the commercial market between 1993 and 1997. The notice said that the allegations against Telrad and Tadiran concerning the field of Network Termination Points were still under investigation by the Commissioner.

                  Under the law, a corporation can be fined for violation of the law, and there could also be implications at the civil level, if damage deriving from a violation of the law is proven.

                  The Company is unable, at this stage, to estimate the significance and implications of the Authority's notices, and accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.

         B. The commitment of Koor Venture Capital to further investments in venture capital funds and in start-up companies as at the balance sheet date is 46 million dollars.

Note 6 - Events after the balance sheet date

         A. In April 2002, the Company signed a non-binding memorandum of understanding for the sale of 24%-30% of the shares of Elisra Electronic Systems Ltd., a wholly owned subsidiary of Koor, on the basis of a company valuation of over 300 million dollars. The signing of a definitive agreement is expected to take place by the end of May 2002, and is subject to the completion of negotiations, due diligence, and receipt of the necessary approvals.

         B. In April 2002, M-A Industries' wholly controlled consolidated company signed an agreement for the acquisition of the entire share capital of Feinchemie Schwebada GmbH, a German company that markets pesticides, in consideration of 23.5 million euro. The acquiring company may be required to pay another sum of up to 5 million euro, depending on the volume of sales of the acquired company in 2002 and 2003. The closing is contingent upon receipt of the approval of the Restrictive Trade Practices Authority in Germany.





                          Koor Industries Limited
                          (An Israeli Corporation)

                            Financial Statements
                            As at March 31, 2002
                                (Unaudited)